Exhibit 1.01
Conflict Minerals Report
NIKE, Inc. (including NIKE, Inc., its predecessors, subsidiaries and affiliates, collectively, "we," "us," "our," "NIKE" or the "Company") has prepared this Conflict Minerals Report under Rule 13p-1 and Form SD (the "Conflict Minerals Rule") under the Securities Exchange Act of 1934, as amended, for the required reporting period of January 1, 2013 to December 31, 2013 (the "reporting period").
We are filing this report because, after a reasonable country of origin inquiry, we are unable to determine whether two of our electronic products ("Digital Products") that we contract to manufacture contain tin, tantalum, tungsten or gold (collectively, "Conflict Minerals") that originated in the Democratic Republic of the Congo or an adjoining country (the "Covered Countries"), which Conflict Minerals are necessary to the functionality or production of the Digital Products (the "Covered Conflict Minerals").
Part I. Due Diligence

A.	Due Diligence Design

We designed our due diligence framework using the OECD's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. Our due diligence framework was designed to establish strong company management systems, identify and assess risks in the supply chain, design and implement a strategy to respond to identified risks, carry out an independent third party audit of smelters' and refiners' due diligence practices, and report annually on supply chain due diligence.

B.	Due Diligence Performed

1.	Establish Strong Company Management Systems

Our Conflict Minerals policy is as follows:
"Under Rule 13p-1 of the Securities Exchange Act issued by the U.S. Securities and Exchange Commission ('SEC'), conflict minerals are defined as tin, tungsten, tantalum, and gold. SEC Registrants are required to (1) determine if conflict minerals are necessary to the functionality or production of products the Registrant manufactured or contracted to be manufactured, (2) undertake reasonable efforts to determine if the conflict minerals originated in the Democratic Republic of Congo or adjoining countries, and finally, (3) report on the results of those procedures.
"The policy of NIKE, Inc. ('NIKE' or the 'Company') is to comply with all disclosure and reporting requirements under Rule 13p-1 of Securities Exchange Act."
We designated an internal management team (the "Core Working Group") supporting supply chain due diligence. The Core Working Group consisted of a Conflict Minerals and Chemistry Manager and representatives from our Global Sourcing and Manufacturing, Sustainable Sourcing and Manufacturing, Product Safety, Controlling, Corporate Audit, Operations, Communications and Legal business units. The Core Working Group reported to an Executive Steering Committee composed of senior executives from our Global Sourcing and Manufacturing, Sustainable Manufacturing and Sourcing, Corporate Audit, and Legal business units. The Core Working Group met regularly to implement systems and procedures reasonably designed to enable our compliance, and provided status updates to and received guidance from the Executive Steering Committee.
We sent a letter to supplier groups who manufactured products containing Conflict Minerals for us ("Covered Suppliers") asking them to comply in good faith with our efforts to understand the origin of any Conflict Minerals that may be used in NIKE products.

We maintain internal records relating to our Conflict Minerals compliance program.
We are a member of the Conflict Free Sourcing Initiative ("CFSI"). Interested parties who wish to voice concerns regarding the circumstances of mineral extraction, trade, handling and export in the Covered Countries may contact the CFSI. We established transparency over our Conflict Minerals supply chain by conducting a reasonable country of origin inquiry.

2.	Identify and Assess Risks in the Supply Chain

To identify and assess the risk of Covered Conflict Minerals in our supply chain, we conducted an internal review of our products and determined which of our products contained, or were likely to contain, any of the Conflict Minerals. We sent the Conflict Minerals Reporting Template version 2.03a (the "CMRT") together with instructions on how to complete the CMRT to Covered Suppliers. We received completed CMRTs from 100% of those Covered Suppliers supplying our Digital Products. We reviewed the CMRT responses for accuracy and warning signs indicating inaccuracy in the CMRT or indications that the Conflict Minerals could have originated in any of the Covered Countries, and compared smelters or refiners identified by the Covered Suppliers against the Conflict Free Smelter List to assess possible risk, as more fully described below. Based on this reasonable country of origin inquiry, we determined that the Digital Products may contain Conflict Minerals that could have originated in the Covered Countries and were not from scrap or recycled sources. Digital Products included our Nike+ FuelBand, and our Nike+ SportWatch GPS device. It was these products on which we conducted the due diligence described in this report.

3.	Design and Implement a Strategy to Respond to Identified Risks

Our Conflict Minerals strategy and due diligence findings were reported to the Conflict Minerals Executive Steering Committee.
We developed a training program on the reporting requirements for Conflict Minerals that was made available to the Covered Suppliers at no cost to them.
We reviewed the CMRT answers provided by the Covered Suppliers. That review included looking for warning signs indicating inaccuracy in the supplier's CMRT or indications that the Conflict Minerals could have originated in any of the Covered Countries. When such a red flag was identified, we followed up with the supplier to confirm or gather more information about its response. We compared the list of smelters and refiners provided by our Covered Suppliers against the Conflict Free Smelter List to determine which smelters or refiners identified in the CMRTs were validated as being conflict-free.
To determine the mine or location of origin of the Covered Conflict Minerals with the greatest possible specificity, we asked our Covered Suppliers to represent to us the smelters and refiners that are the source of the Covered Conflict Minerals in our products in the CMRT. We also attempted to verify the smelters and refiners list provided by the Covered Suppliers by comparing that smelter's or refiner's published activities against the information supplied in the CMRT, including whether the metals smelted or refined matched those disclosed by the Covered Supplier.
We also joined the CFSI and the Retail Industry Leaders Association's Conflict Minerals Working Group. Participation in these industry groups helped us identify and assess risk in our supply chain as closely as possible for downstream manufacturers and to understand industry-wide initiatives with respect to conflict-free sourcing of Conflict Minerals.

4.	Carry Out Independent Third Party Audit of Smelters' and Refiners' Due Diligence Practices

We joined the CFSI to leverage the findings of its independent third party audits of smelter and refiner due diligence practices.

5.	Report Annually on Supply Chain Due Diligence

We file the SEC-required public disclosures on our supply chain inquiry and due diligence activities and provide those disclosures on our public Internet website.

Part II. Product Description
We identified the Digital Products as those that may contain the Covered Conflict Minerals.
Our manufacturers purchase Conflict Minerals from many smelters and refiners, but do not trace the Conflict Minerals purchased from particular smelters and refiners into a particular product. Therefore, the completed CMRTs we received were typically responses at a company, division or product category level, rather than at a product specific level. As a result we cannot say with certainty that the Covered Conflict Minerals from the smelters or refiners identified on the CMRTs by Covered Suppliers actually ended up in our Digital Products.
Based on the information that was provided by the Covered Suppliers and otherwise obtained through the due diligence process, we believe that, to the extent reasonably determinable by us, a summary of the facilities that may have been used to process the Covered Conflict Minerals is listed on the attached Exhibit A to this Conflict Minerals Report. The summary of facilities listed in column 1 of Exhibit A reflects all the smelters or refiners identified by our Covered Suppliers. The smelters or refiners that appear on the EICC Standard Smelter List are reflected in column 2. Column 3 indicates the smelters or refiners that have been verified as Conflict-Free according to the Conflict-Free Smelter Program.
Based on the information obtained pursuant to the due diligence process, we do not have sufficient information to determine the country of origin of the Covered Conflict Minerals in our Digital Products; however, based on the information that was obtained, we reasonably determined that countries of origin of the Conflict Minerals are as summarized on the attached Exhibit A to this Conflict Minerals Report.
We will continue to engage with our relevant suppliers to obtain current, accurate and complete information about our Conflict Minerals supply chain. In addition, to improve our due diligence measures, after the reporting period ended, we sent correspondence to our Covered Suppliers notifying them of our Conflict Minerals policy, as well as correspondence to smelters and refiners identified by our Covered Suppliers encouraging them to adopt policies and procedures aimed at sourcing minerals from conflict-free mines and providing further transparency into their supply chains.
The immediately preceding paragraph contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties are detailed from time to time in reports filed by NIKE with the S.E.C., including Forms 8-K, 10-Q, and 10-K. All information was current only as of the date originally presented. We do not update or delete outdated information contained in website materials, and we disclaim any obligation to do so.

EXHIBIT A

Table 1: Facilities Used to Process Covered Conflict Minerals

	Column 1 Total Smelters or Refiners Identified	Column 2 Conflict-Free Sourcing Initiative Standard Smelters or Refiners		Column 3 Conflict-Free Smelter Program Compliant Smelters or Refiners
		Total	% of Smelters Identified	Total	% of Smelters Identified
Gold	88	83	94%	38	43%
Tantalum	16	15	94%	15	94%
Tin	57	40	70%	13	23%
Tungsten	19	16	84%	1	5%
TOTAL	180	154	86%	67	37%

Table 2: Country of Origin of Conflict Minerals

	Originates in the DRC or Covered Countries?
	Total	% of Smelters or Refiners Identified
Gold	0	0%
Tantalum	3*	19%
Tin	0	0%
Tungsten	0	0%
TOTAL	3*	2%

*All three of the identified smelters are Conflict-Free Smelter Program Compliant Smelters.